

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 18, 2010

Mr. Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, VA 20170

      RE: RCN Corporation
              Form 10-K for the Year Ended December 31, 2008
              Filed February 24, 2009
              File No. 1-16805

Dear Mr. Sicoli:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director